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                                                                 Exhibit 99(e)

                          New Orleans Public Service Inc.
              Computation of Ratios of Earnings to Fixed Charges and
       Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                              Twelve Months Ended
                                                                                  December 31,                     June 30,
                                                                  1990      1991      1992      1993      1994       1995
Fixed charges, as defined:
  Interest on mortgage bonds                                     $24,472   $23,865   $22,934   $19,478   $16,382   $15,461
  Interest on notes payable                                           --        --        --        --       153       121
  Other interest charges                                             831       793     1,714     1,016     1,027     1,432
  Amortization of expense and premium on debt-net(cr)                579       565       576       598       710       694
  Interest applicable to rentals                                     160       517       444       544     1,245     1,537
                                                                 ---------------------------------------------------------

Total fixed charges, as defined                                   26,042    25,740    25,668    21,636    19,517    19,245

Preferred dividends, as defined (a)                                4,020     3,582     3,214     2,952     2,071     1,885
                                                                 ---------------------------------------------------------

Combined fixed charges and preferred dividends, as defined       $30,062   $29,322   $28,882   $24,588   $21,588   $21,130
                                                                 =========================================================

Earnings as defined:

  Net Income                                                     $27,542   $74,699   $26,424   $47,709   $13,211   $12,520
  Add:
    Provision for income taxes:
      Federal and State                                              134     8,885    16,575    27,479    22,606    12,409
    Deferred Federal and State - net                              17,370    36,947      (340)    5,203   (15,674)   (6,020)
    Investment tax credit adjustment - net                           (75)     (591)     (170)     (744)   (2,332)   (2,289)
    Fixed charges as above                                        26,042    25,740    25,668    21,636    19,517    19,245
                                                                 ---------------------------------------------------------

Total earnings, as defined                                       $71,013  $145,680   $68,157  $101,283   $37,328   $35,865
                                                                 =========================================================

Ratio of earnings to fixed charges, as defined                      2.73      5.66      2.66      4.68      1.91      1.86
                                                                 =========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                    2.36      4.97      2.36      4.12      1.73      1.70
                                                                 =========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI Settlement.
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